Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						June 30,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income from continuing operations
before income taxes	$128,139	$48,250	$86,326	$80,319	$76,936	$87,659
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	17,869
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	58,833	64,964	61,403	60,304	55,530	57,329
Total earnings, as defined	$183,856	$111,594	$145,185	$120,087	$159,082	$162,857

Fixed charges, as defined:
Interest charges	$57,797	$64,002	$60,317	$59,363	$54,297	$56,272
Rental interest factor	1,036	962	1,086	941	1,233	1,057
Total fixed charges, as defined	$58,833	$64,964	$61,403	$60,304	$55,530	$57,329

Ratio of earnings to fixed charges	3.13x	1.72x	2.36x	1.99x	2.86x	2.84x